Almere, The Netherlands
February 26, 2014
ASM INTERNATIONAL N.V. REPORTS
FOURTH QUARTER 2013 RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its fourth quarter 2013 operating results (unaudited) in accordance with US GAAP.

Following the close of the sale on March 15, 2013 of a 12% share in ASMPT, the entity in which the Back-end segment is organized, ASMI's shareholding is reduced to 40%. As a consequence, as from March 15, 2013 the results of ASMPT are deconsolidated. From that date onwards the net result of ASMPT is reported on the line 'result from investments'. In 2013 a purchase price allocation took place, which was finalized in the fourth quarter, resulting in the recognition and subsequent amortization of certain intangible assets.

FINANCIAL HIGHLIGHTS
The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated.

	Quarter			Full Year
EUR million	Pro-forma Q4 2012	Q3 2013	Q4 2013	Pro-forma 2012	Pro-forma 2013
New orders	129.5	112.2	133.1	360.1	479.6
Net sales	93.1	116.4	126.9	370.4	452.0
Gross profit margin %	37.1%	39.1%	39.3%	33.6%	39.0%
Operating results	1.2	11.6	15.8	0.5	44.7
Result from investments (excl. amortization and fair value purchase price allocation)	(3.0)	10.8	1.5	35.5	20.9
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	(17.2)	(369.8)	—	979.8
Net earnings	(21.7)	(0.9)	(360.6)	7.1	1,025.3
Normalized net earnings (excl. remeasurement gain realized gain on sale of ASMPT shares, amortization and fair value adjustments)	(21.7)	16.3	9.3	7.1	45.5

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Net sales for the fourth quarter 2013 increased with 9% compared to the third quarter and increased with 36% year-on-year, mainly driven by (PE)ALD sales which were substantially higher than in the comparable period last year.

•
Result from operations for the fourth quarter 2013 includes restructuring costs of €0.5 million compared to €1.0 million included in the third quarter, while the result from investments included €4.0 million restructuring charges related to our 40% share in ASMPT.

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COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"Q4 was again a very strong quarter for ASMI. Order intake was 19% higher than in the previous quarter, while sales increased with 9%. Both came in on the high side of our guidance for the quarter. ALD and PEALD were again the main drivers for the order intake and for sales. In our market which declined from 2012 to 2013, ASMI showed a sales increase of 22%. 2013 also showed a strong gross margin improvement. For the last three quarters, our gross margins were back in the 39% range, leading to double digit EBIT margins. The 2013 free cash flow was over €40 million."

OUTLOOK
For Q1 2014 we expect a double digit sales increase compared to Q4 2013, on a currency comparable base. For Q2 2014 we also expect a double digit sales increase compared to Q4 2013, on a currency comparable basis. For the second half of 2014, the current visibility is limited. Q1 2014 order intake is expected to show a double digit increase as compared to Q4 2013, on a currency comparable base.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, February 27, 2014 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3388

•	International: +44 (0) 20 3364 5381

•	The Netherlands: +31 (0) 20 716 8295

•	Access Code: 256 6596
A simultaneous audio web cast will be accessible at www.asm.com.

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CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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ANNEX 1

OPERATING AND FINANCIAL REVIEW
FOURTH QUARTER 2013

The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated. Result from investments reflects ASMI's share in the net earnings of ASMPT. In the pro-forma results for Q4, 2012 a share of 52% is presented. For Q4, 2013 the actual 40% shareholding is reflected.

The following table shows the operating performance for the fourth quarter of 2013 as compared to the third quarter of 2013 and the fourth quarter of 2012 on a pro-forma basis:

EUR million	Pro-forma Q4 2012	Q3 2013	Q4 2013	Change Q3 2013 to Q4 2013	Change Q4 2012 to Q4 2013
New orders	129.5	112.2	133.1	19%	3%
Backlog	91.7	111.4	114.8	3%	25%
Book-to-bill	1.4	1.0	1.0

Net sales	93.1	116.4	126.9	9%	36%
Gross profit	34.6	45.6	49.9	9%	44%
Gross profit margin %	37.1%	39.1%	39.3%

Selling, general and administrative expenses	(18.2)	(18.2)	(18.6)	2%	2%
Research and development expenses	(14.3)	(14.8)	(15.0)	1%	5%
Restructuring expenses	(0.9)	(1.0)	(0.5)	n/a	n/a

Operating result	1.2	11.6	15.8	4.2	14.6
Operating margin %	1.3%	9.9%	12.5%

Financing costs	(6.7)	(4.0)	(4.5)	(0.5)	2.2
Income tax	(13.2)	(2.0)	(3.6)	(1.6)	9.6
Result from investments	(3.0)	10.8	1.5	(9.3)	4.5
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	(17.2)	(369.8)	(352.6)	(369.8)

Net earnings	(21.7)	(0.9)	(360.6)	(359.7)	(338.9)
Normalized net earnings (excl. remeasurement gain, subsequent impairment charge, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	(21.7)	16.3	9.3	(7.0)	31.0

Net earnings per share, diluted	€(0.37)	€(0.01)	€(5.70)	€(5.69)	€(5.33)
Normalized net earnings per share, diluted	€(0.37)	€0.26	€0.14	€(0.12)	€0.51

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Results

The backlog increased from €111 million at the end of the third quarter to €115 million (€118 million on a currency comparable level) as per December 31, 2013. The book-to-bill ratio remained at a level of 1.0.

The following table shows the level of new orders for the fourth quarter of 2013 and the backlog at the end of the fourth quarter of 2013, compared to the third quarter of 2013 and the fourth quarter of 2012:

EUR million	Q4 2012	Q3 2013	Q4 2013	% Change Q3 2013 to Q4 2013	% Change Q4 2012 to Q4 2013
Backlog at the beginning of the quarter	57.3	117.0	111.4	(5)%	94%
New orders for the quarter	129.5	112.2	133.1	19%	3%
Net sales for the quarter	(93.1)	(116.4)	(126.9)	9%	36%
FX-effect for the quarter	(2.0)	(1.3)	(2.7)

Backlog at the end of the quarter	91.7	111.4	114.8	3%	25%

Book-to-bill ratio (new orders divided by net sales)	1.4	1.0	1.0

Net sales for the fourth quarter 2013 increased with 9% compared to the third quarter and increased with 36% year-on-year, mainly driven by (PE)ALD sales which were subsequently higher than in the comparable period last year, and above the Q3 level. The impact of currency changes was a decrease of 1% quarter to quarter and a decrease of 6% year-over-year.

The gross profit margin in the fourth quarter increased to 39.3% (Q3 39.1%). This resulted from continued positive mix effects and better loading of our factories. For Q4 2012 gross profit margin as a percentage of sales was 37.1%. The impact of currency changes on gross profit was a decrease of 1% quarter to quarter and a decrease of 8% year-over-year.

Selling, general and administrative expenses increased with 2% compared to the previous quarter. As a percentage of sales SG&A expenses decreased to 15%, compared to 16% for the previous quarter. For the fourth quarter of 2012 this was 19%. The impact of currency changes on SG&A expenses was a decrease of 1% quarter to quarter and a decrease of 5% year-over-year.

Research and development expenses increased with 1% compared to the previous quarter. As a percentage of sales R&D expenses decreased to 12%, compared to 13% for previous quarter. For the fourth quarter of 2012 this was 15%.The impact of currency changes on R&D expenses was a decrease of 2% quarter to quarter and a decrease of 10% year-over-year.

Operating result was affected by currency changes with a decrease of 1% quarter to quarter and a decrease of 8% year-over-year.

Financing costs are mainly related to translation results. A substantial part of ASMI's cash position is denominated in US$. Currency changes, mainly between US$ and Euro during Q4 resulted in a translation loss of €3.9 million compared to a loss of €3.7 million in the previous quarter. These translation results impact our effective tax rate ("ETR"). Excluding translation results the ETR for Q4 would have been 23.5%.

Result from investments includes our 40% share in net earnings of ASMPT. In Q4 ASMPT showed a sales decrease of 11% compared to Q3, from €302 million to €270 million, but were19% above the level of Q4, 2012 of €227 million. Net earnings decreased from €26.8 million in Q3 to €4.6 million (on a 100% basis) in Q4. Excluding a restructuring charge of €9.9 million net earnings on a 100% basis were €12.8 million. Q4 last year, also on a 100% basis, showed net loss at €4.3million.

The sale of the 11.88% stake caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate

The sale transaction resulted in a substantial gain. This gain consists of two elements, the realized gain on the sale of the 11.88% stake of €245 million and initially an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion.

In Q4 the timing of the recognition of a certain part of the remeasurement gain was altered, from when incurred into deferred over the estimated economic life. As a result an amount of €28.9 million was adjusted on the recognized remeasurement gain and will be amortized over a period of 30 years. Furthermore, after the ASMPT share traded for a longer period below the price at the close of sale, the unrealized remeasurement gain was adjusted for an amount of €335 million.

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The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. Both US GAAP and IFRS require that the composition of such a fair value needs to be determined through a purchase price allocation process ('PPA'). This process took place in the second quarter of 2013 and was finalized in the fourth quarter of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €5.5 million in Q4. For 2013 total amortization and depreciation amount was €16.8 million. The annualized amount of this amortization will remain on a level of approximately €22 million until 2017 and then decreases.

Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

	Pro-forma
EUR million	Q4 2012	Q3 2013	Q4 2013
Net earnings	(21.7)	(0.9)	(360.6)
Adjustments to cash from operating activities
Depreciation and amortization	4.9	5.1	5.7
Income tax	13.1	0.7	4.0
Amortization PPA intangibles and fair value adjustments	—	17.2	369.8
Result from investments	3.0	(10.8)	(1.5)
Other adjustments	0.9	1.2	0.7

Changes in other assets and liabilities
Accounts receivable	(6.4)	19.7	(21.1)
Inventories	(2.5)	3.3	9.0
Accounts payable	26.1	(1.1)	7.2
Other assets and liabilities	(14.3)	(0.1)	(1.2)
Net cash provided (used) by operating activities	3.2	34.4	12.0

Capital expenditures	(9.9)	(2.0)	(8.1)
Divestment subsidiaries	—	—	—
Other	(0.1)	1.6	1.2
Net cash provided (used) in investing activities	(10.0)	(0.4)	(6.9)

Bank positions	(19.1)	—	—
Loans	13.7	—	—
Purchase treasury shares	(27.2)	—	—
Shares issued	0.4	0.2	4.6
Dividend paid and capital repaid to shareholders ASMI	—	(269.7)	0.1
Dividend received from investments	—	5.6	—
Net cash provided (used) in financing activities	(32.2)	(263.9)	4.7

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OPERATING AND FINANCIAL REVIEW
FULL YEAR 2013

The following table shows the operating performance for the twelve months ended December 31, 2013, compared to the same period of the previous year on a pro-forma basis:

EUR million	Pro-forma Full year 2012	Pro-forma Full year 2013	Change
New orders	360.1	479.6	33%
Backlog	91.7	114.8	25%
Book-to-bill	1.0	1.1

Net sales	370.4	452.0	22%
Gross profit	124.5	176.2	42%
Gross profit margin %	33.6%	39.0%

Selling, general and administrative expenses	(64.4)	(70.7)	10%
Research and development expenses	(58.7)	(58.3)	(1)%
Restructuring expenses	(0.9)	(2.5)	n/a

Operating result	0.5	44.7	44.2
Operating margin %	0.1%	9.9%

Financing costs	(20.0)	(10.7)	9.3
Income tax	(9.0)	(9.5)	(0.5)
Result from investments	35.5	20.9	(14.6)
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	979.8	979.8

Net earnings	7.1	1,025.3	1,018.2
Normalized net earnings (excl. remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	7.1	45.5	38.4

Net earnings per share	€0.13	€15.97	€15.84
Normalized net earnings per share	€0.13	€0.71	€0.58

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Results

The backlog at the end of December increased with 25% to a level of €115 million, compared to December 31 last year. The book-to-bill was 1.1.

The following table shows the level of new orders for the twelve months ended December 31, 2013 and the backlog for the same period of 2012:

	Full Year
EUR million	2012	2013	% Change
Backlog at the beginning of the year	105.1	91.7	(13)%
New orders	360.1	479.6	33%
Net sales	(370.4)	(452.0)	22%
FX-effect	(3.2)	(4.4)

Backlog as per reporting date	91.7	114.8	25%

Book-to-bill ratio (new orders divided by net sales)	1.0	1.1

Net sales for the full year 2013 increased with 22% year on-year, mainly driven by higher (PE)ALD sales.The impact of currency changes was a decrease of 4%.

The gross profit for the full year 2013 increased 42%. This increase resulted from positive mix effects and improved efficiency. The impact of currency changes on gross profit was a decrease of 6% year-over-year. The gross profit margin as a percentage of sales improved from 33.6% for 2012 to 39.0% for 2013.

Selling, general and administrative expenses for the full year 2013 increased with 10% compared to the previous year. As a percentage of sales SG&A was 16%. For the comparable period of 2012 this was 18%. The impact of currency changes on SG&A expenses was a decrease of 3% year-over-year.

Research and development expenses for the full year, 2013 decreased with 1% compared to the previous year. As a percentage of sales R&D was 13%. For the comparable period of 2012 this was 16%. The impact of currency changes on R&D expenses was a decrease of 7% year-over-year.

Operating result was affected by currency changes with a decrease of 8% year-over-year.

The sale of the 11.88% stake caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate

The sale transaction resulted in a substantial gain. This gain consisted of two elements, the realized gain on the sale of the 11.88% stake of €245 million and initially an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion.

In Q4 the timing of the recognition of a certain part of the remeasurement gain was altered from when incurred into deferred over the estimated economic life. As a result an amount of €28.9 million was adjusted on the recognized remeasurement gain and will be amortized over a period of 30 years. Furthermore the ASMPT share price, which is for a longer period below the price at the close of sale, led to an adjustment of the unrealized measurement gain with an amount of €335 million.

The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. Both US GAAP and IFRS require that the composition of such a fair value needs to be determined through a purchase price allocation process ('PPA'). This process took place in the second quarter of 2013 and was finalized in the fourth quarter of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €16.8 million. The annualized amount of this amortization will remain on a level of approximately €22 million until 2017 and then decreases.

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The fair value adjustments for inventories and tax related issues had a non-recurring negative impact on net earnings in 2013 of €39.8 million, of which €28.2 million in the second quarter and €11.6 million in the third quarter.

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

	Pro-forma Full year
EUR million	2012	2013
Net earnings	7.1	1,025.3
Adjustments to cash from operating activities
Depreciation and amortization	18.8	20.7
Income tax	4.2	6.6
Amortization PPA intangibles and fair value adjustments	—	(979.8)
Result from investments	(35.5)	(20.9)
Other adjustments	9.8	4.5

Changes in other assets and liabilities
Accounts receivable	32.3	(26.5)
Inventories	(7.9)	7.7
Accounts payable	(16.0)	3.2
Other assets and liabilities	(12.3)	6.9
Net cash provided (used) by operating activities	0.5	47.6

Capital expenditures	(21.6)	(6.9)
Divestment subsidiaries	—	414.4
Other	(2.0)	(0.3)
Net cash provided (used) in investing activities	(23.7)	407.2

Loans	(27.0)	—
Purchase treasury shares	(40.6)	—
Shares issued	2.2	5.8
Dividend paid and capital repaid to shareholders ASMI	(27.5)	(301.2)
Dividend received from investments	29.5	10.3
Net cash provided (used) in financing activities	(63.4)	(285.1)

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Balance sheet. The following table shows the balance sheet on a comparable basis. The ASMPT numbers have been deconsolidated and ASMI's share in the net assets of ASMPT is reported as investment:

	Pro-forma
EUR million	December 31, 2012	December 31, 2013
Cash and cash equivalents	145.1	312.4
Accounts receivable	62.6	83.0
Inventories	122.1	104.5
Other current assets	20.3	18.1
Total current assets	350.0	518.0

Investments and associates	373.7	944.0
Property, plant and equipment	63.8	56.5
Goodwill	11.6	11.4
Other non-current assets	34.2	21.3
Total non-current assets	483.3	1,033.2

Total assets	833.4	1,551.2

Accounts payable	45.2	44.8
Other current liabilities	42.7	56.6
Total current liabilities	87.9	101.5

Pension liabilities	3.6	2.5
Total non-current liabilities	3.6	2.5

Shareholders' equity	741.9	1,447.2

Total liabilities and shareholders' equity	833.4	1,551.2

Net working capital consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, was stable on a level of €109 million compared to September 30, 2013. The number of outstanding days of working capital, measured against quarterly sales, further decreased from 84 days at September 30, 2013 to 77 days on December 31, 2013.

Sources of liquidity. On December 31, 2013, the Company’s principal sources of liquidity consisted of €312 million in cash and cash equivalents and €150 million in undrawn bank lines. In December 2013 ASMI extended its credit facility till 2018.

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ANNEX 2

RECONCILIATION RESULTS TO ASMI CONSOLIDATED

The results of Back-end were consolidated until March 15, 2013. From that date on the net result of ASMPT is reported on the line "result from investments".

FOURTH QUARTER

EUR million, except earnings per share	Q4 2012	Q3 2013	Q4 2013	% Change Q3 2013 to Q4 2013	% Change Q4 2012 to Q4 2013
Net sales	319.9	116.4	126.9	9%	(60)%
Gross profit	87.8	45.6	49.9	9%	(43)%
Gross profit margin %	27.5%	39.1%	39.3%

Selling, general and administrative expenses	(53.5)	(18.2)	(18.6)	2%	(65)%
Research and development expenses	(37.5)	(14.8)	(15.0)	1%	(60)%
Restructuring expenses	(0.9)	(1.0)	(0.5)	(50)%	n.a
Result from operations	(4.1)	11.6	15.8	n/a	n.a

Net earnings 1)	(21.7)	(0.9)	(360.6)	(359.7)	(338.9)
Net earnings per share, diluted in euro 1)	€(0.37)	€(0.01)	€(5.70)	€(5.69)	€(5.33)
1) allocated to the shareholders of the parent

Net Sales

EUR million	Q4 2012	Q3 2013	Q4 2013	% Change Q3 2013 to Q4 2013	% Change Q4 2012 to Q4 2013
Front-end	93.1	116.4	126.9	9%	36%
Back-end	226.8	—	—	n/a	n/a
ASMI consolidated	319.9	116.4	126.9	9%	(60)%

Gross Profit (Margin)

EUR million	Gross profit			Gross profit margin			Increase or (decrease) percentage points
	Q4 2012	Q3 2013	Q4 2013	Q4 2012	Q3 2013	Q4 2013	Q3 2013 to Q4 2013		Q4 2012 to Q4 2013
Front-end	34.6	45.6	49.9	37.1%	39.1%	39.3%	0.2	ppt	2.2	ppt
Back-end	53.3	—	—	23.5%	—%	—%	n/a		n/a
ASMI consolidated	87.8	45.6	49.9	27.5%	39.1%	39.3%	0.2	ppt	11.8	ppt

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Selling, General and Administrative Expenses

EUR million	Q4 2012	Q3 2013	Q4 2013	% Change Q3 2013 to Q4 2013	% Change Q4 2012 to Q4 2013
Front-end	18.2	18.2	18.6	2%	2%
Back-end	35.4	—	—	n/a	n/a
ASMI consolidated	53.5	18.2	18.6	2%	(65)%

Research and Development Expenses

EUR million	Q4 2012	Q3 2013	Q4 2013	% Change Q3 2013 to Q4 2013	% Change Q4 2012 to Q4 2013
Front-end	14.3	14.8	15.0	1%	5%
Back-end	23.2	—	—	n/a	n/a
ASMI consolidated	37.5	14.8	15.0	1%	(60)%

Result from Operations

EUR million	Q4 2012	Q3 2013	Q4 2013	Change Q3 2013 to Q4 2013	Change Q4 2012 to Q4 2013
Front-end
Before special items	2.1	12.6	16.3	3.7	14.2
Restructuring expenses	(0.9)	(1.0)	(0.5)	0.5	0.4
After special items	1.2	11.6	15.8	4.2	14.6

Back-end	(5.3)	—	—	—	5.3
ASMI consolidated	(4.1)	11.6	15.8	4.2	19.9

Net Earnings allocated to the shareholders of the parent

EUR million	Q4 2012	Q3 2013	Q4 2013	Change Q3 2013 to Q4 2013	Change Q4 2012 to Q4 2013
Front-end
Before special items	(16.4)	6.6	8.3	1.7	24.7
Early extinguishment of debt	(2.2)	—	—
Restructuring expenses	(0.9)	(1.0)	(0.5)	0.5	0.4
After special items	(19.5)	5.6	7.8	2.2	27.3

Back-end
Until March 15, 2013 consolidated	(2.2)	—	—	—	2.2
As from March 15, 2013 as a 40% investment	—	10.8	1.5	(9.3)	1.5
Total	(2.2)	10.8	1.5	(9.3)	3.7

Realized gain on the sale of 11.88% of the ASMPT shares	—	—	(0.1)	(0.1)	(0.1)
Unrealized remeasurement gain on the remaining 40% of the ASMPT shares	—	—	(364.3)	(364.3)	(364.3)
Amortization intangibles recognized in purchase price allocation	—	(17.2)	(5.5)	11.7	(5.5)

Total net earnings allocated to the shareholders of the parent	(21.7)	(0.9)	(360.6)	(359.7)	(338.9)

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FULL YEAR

	Full year
EUR million, except earnings per share	2012	2013	% Change
Net sales	1,418.1	612.3	(57)%
Gross profit	440.4	214.6	(51)%
Gross profit margin %	31.1%	35.0%

Selling, general and administrative expenses	(202.1)	(96.3)	(52)%
Research and development expenses	(149.2)	(75.4)	(49)%
Restructuring expenses	(0.9)	(2.5)	n/a
Result from operations	88.3	40.4	(54)%

Net earnings 1)	7.1	1,025.3	n/a
Net earnings per share, diluted in euro 1)	€0.13	€15.97	n/a
1) allocated to the shareholders of the parent

Net Sales

	Full year
EUR million	2012	2013	% Change
Front-end	370.4	452.0	22%
Back-end	1,047.7	160.3	(85)%
ASMI consolidated	1,418.1	612.3	(57)%

Gross Profit (Margin)

	Full year
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
EUR million	2012	2013	2012	2013
Front-end	124.5	176.2	33.6%	—%	(33.6	)ppt
Back-end	315.9	38.4	30.2%	—%	(30.2	)ppt
ASMI consolidated	440.4	214.6	31.1%	35.0%	3.9	ppt

Selling, General and Administrative Expenses

	Full year
EUR million	2012	2013	% Change
Front-end	64.4	70.7	10%
Back-end	137.6	25.6	(81)%
ASMI consolidated	202.1	96.3	(52)%

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Research and Development Expenses

	Full year
EUR million	2012	2013	% Change
Front-end	58.7	58.3	(1)%
Back-end	90.5	17.1	(81)%
ASMI consolidated	149.2	75.4	(49)%

Result from Operations

	Full year
EUR million	2012	2013	Change
Front-end
Before special items	1.4	47.2	45.8
Restructuring expenses	(0.9)	(2.5)	(1.6)
After special items	0.5	44.7	44.2

Back-end	87.7	(4.3)	(92.0)

ASMI consolidated	88.3	40.4	(47.9)

Net Earnings allocated to the shareholders of the parent

	Full year
EUR million	2012	2013	Change
Front-end
Before special items	(26.1)	27.1	53.2
Early extinguishment of debt	(2.2)	—	2.2
Restructuring expenses	(0.9)	(2.5)	(1.6)
After special items	(29.1)	24.6	53.7

Back-end
Until March 15, 2013 consolidated	36.3	(2.8)	(39.1)
As from March 15, 2013 as a 40% investment	—	23.7	23.7
Total	36.3	20.9	(15.4)

Realized gain on the sale of 11.88% of the ASMPT shares	—	245.1	245.1
Unrealized remeasurement gain on the remaining 40% of the ASMPT shares	—	734.7	734.7

Total net earnings allocated to the shareholders of the parent	7.2	1,025.3	1,018.1

11 of 19

ANNEX 3

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OPERATIONS

	Three months ended December 31,		Full year
	2012	2013	2012	2013
EUR thousand, except earnings per share	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	319,902	126,949	1,418,067	612,277
Cost of sales	(232,073)	(77,015)	(977,638)	(397,727)
Gross profit	87,829	49,933	440,429	214,550

Operating expenses:
Selling, general and administrative	(53,471)	(18,561)	(202,062)	(96,269)
Research and development	(37,535)	(15,033)	(149,219)	(75,391)
Restructuring expenses	(891)	(524)	(891)	(2,473)
Total operating expenses	(91,898)	(34,118)	(352,173)	(174,133)
Earnings from operations	(4,070)	15,815	88,256	40,418
Net interest expense	(1,809)	(608)	(10,124)	(1,961)
Loss from early extinguishment of debt	(2,209)	—	(2,209)	—
Accretion of interest	(745)	—	(4,469)	(10)
Foreign currency exchange losses	(1,441)	(3,850)	(3,959)	(8,158)
Result from investments	(766)	(368,364)	(766)	1,003,531
Earnings before income taxes	(11,039)	(357,006)	66,730	1,033,820
Income tax expense	(12,758)	(3,570)	(26,300)	(11,121)
Net earnings	(23,797)	(360,576)	40,430	1,022,699

Allocation of net earnings:
Shareholders of the parent	(21,734)	(360,576)	7,149	1,025,292
Minority interest	(2,063)	—	33,282	(2,593)

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	(0.37)	(5.70)	0.13	16.22
Diluted net earnings (1)	(0.37)	(5.70)	0.13	15.97

Weighted average number of shares used in
computing per share amounts (in thousands):
Basic	58,886	63,294	56,108	63,202
Diluted (1)	58,886	63,294	56,767	64,196

Outstanding shares:	63,096	63,468	63,096	63,468

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options for the three month ended December 31, 2013 with 868,470 common shares and for the full year, 2013 with 993,586 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

12 of 19

ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2012	2013
EUR thousand		(unaudited)
Assets

Cash and cash equivalents	290,475	312,437
Accounts receivable, net	304,840	83,017
Inventories, net	403,400	104,467
Income taxes receivable	890	1,226
Deferred tax assets	17,967	3,739
Other current assets	79,979	12,521
Total current assets	1,097,551	517,408

Pledged cash	20,000	—
Debt issuance costs	735	276
Deferred tax assets	5,955	1,320
Other intangible assets	13,915	5,637
Goodwill, net	51,888	11,421
Investments	278	278
Associates	—	943,676
Other non current assets	10,828	634
Assets held for sale	5,998	738
Evaluation tools at customers	16,922	13,332
Property, plant and equipment, net	275,436	56,531
Total Assets	1,499,506	1,551,249

Liabilities and Shareholders' Equity

Notes payable to banks	61,675	—
Accounts payable	151,761	44,837
Other current payables	170,683	46,526
Income taxes payable	27,625	10,087
Deferred tax liability - current	36	—
Current portion of long-term debt	6,316	—
Total current liabilities	418,096	101,450

Pension liabilities	12,540	2,514
Deferred tax liabilities	952	35
Provision for warranty	5,298	—
Long-term debt	12,632	—
Total Liabilities	449,518	103,999

Total Shareholders' Equity	741,876	1,447,249

Non-controlling interest	308,112	—
Total Equity	1,049,988	1,447,249

Total Liabilities and Equity	1,499,506	1,551,249

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

13 of 19

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Full year
	2012	2013	2012	2013
EUR thousand	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	(23,797)	(360,576)	40,430	1,022,699
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	15,018	4,733	56,918	28,006
Impairment & revaluation assets held for sale	—	796	96	796
Amortization of debt issuance costs	293	118	1,446	459
Early extinguishment of debt	2,209	—	2,209	—
Compensation expense employee stock option plan	6,145	702	23,065	4,703
Additional non-cash interest	744	—	4,469	10
Other investments at cost	766	—	766	—
Associates	—	368,364	—	(1,003,531)
Income taxes	(5,053)	3,078	(25,968)	4,924
Deferred income taxes	12,012	875	(147)	(296)
Changes in other assets and liabilities:
Inventories	21,027	9,043	(32,077)	(20,220)
Accounts receivable	46,937	(21,147)	17,905	(8,478)
Accounts payable	(20,200)	7,196	(2,757)	11,957
Other current assets	(5,963)	(1,087)	(43,875)	7,591
Net cash provided (used) by operating activities	50,137	12,095	42,479	48,621

Cash flows from investing activities:
Capital expenditures	(19,647)	(8,093)	(68,162)	(17,063)
Purchase of intangible assets	(1,648)	(37)	(4,630)	(470)
Disposal of investments	—	(54)	—	298,253
Proceeds from sale of property, plant and equipment	209	1,306	902	3,969
Net cash used in investing activities	(21,086)	(6,878)	(71,890)	284,690

Cash flows from financing activities:
Notes payable to banks, net	(22,075)	—	23,366	(39,350)
Net proceeds from long-term debt	19,246	—	19,246	18,980
Repayments of long-term debt and subordinated debt	(5,531)	—	(19,661)	(1,538)
Sale (Purchase) of treasury shares	(27,192)	—	(40,554)	—
Purchase of treasury shares ASMPT	—	—	(3,552)	—
Proceeds from issuance of common shares	449	4,604	2,209	5,841
Proceeds from non consolidated investments	—	—	—	10,277
Dividend to minority shareholders ASMPT	—	—	(27,024)	—
Dividend to shareholders ASMI	—	139	(27,519)	(31,541)
Capital distribution	—	—	—	(269,667)
Net cash provided (used) in financing activities	(35,102)	4,743	(73,489)	(306,999)
Exchange rate effects	(791)	(1,134)	3,127	(4,349)
Net increase (decrease) in cash and cash equivalents	(6,843)	8,826	(99,774)	21,963
Cash and cash equivalents at beginning of period	297,317	303,611	390,250	290,475
Cash and cash equivalents at end of period	290,475	312,437	290,475	312,437

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

14 of 19

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/3)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds a 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany. As per December 31, 2013 the interest in ASMPT amounts to 40%.

	Three months ended December 31, 2012
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	93,104	226,798	319,902
Gross profit	34,551	53,278	87,829
Earnings from operations	1,241	(5,311)	(4,070)
Net interest expense	(1,589)	(221)	(1,809)
Loss resulting from early extinguishment of debt	(2,209)	—	(2,209)
Accretion of interest	(818)	73	(745)
Foreign currency exchange gains (losses)	(2,103)	662	(1,441)
Result from investments	(766)	—	(766)
Income tax income (expense)	(13,241)	483	(12,758)
Net earnings	(19,484)	(4,313)	(23,797)

Net earnings allocated to:
Shareholders of the parent			(21,734)
Minority interest			(2,063)

Capital expenditures and purchase of intangible assets	10,212	11,083	21,295
Depreciation and amortization	4,581	10,437	15,018
	Three months ended December 31, 2013
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	126,949	—	126,949
Gross profit	49,933	—	49,933
Earnings from operations	15,815	—	15,815
Net interest expense	(608)	—	(608)
Foreign currency exchange losses	(3,850)	—	(3,850)
Result from investments	—	(368,364)	(368,364)
Income tax expense	(3,570)	—	(3,570)
Net earnings	7,788	(368,364)	(360,576)

Net earnings allocated to:
Shareholders of the parent			(360,576)
Minority interest			—

Capital expenditures and purchase of intangible assets	8,130	—	8,130
Depreciation and amortization	4,733	—	4,733

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

15 of 19

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/3)

	Full year 2012
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	370,409	1,047,658	1,418,067
Gross profit	124,531	315,898	440,429
Earnings from operations	539	87,717	88,256
Net interest income (expense)	(10,367)	243	(10,124)
Loss resulting from early extinguishment of debt	(2,209)	—	(2,209)
Accretion of interest	(4,329)	(140)	(4,469)
Foreign currency exchange losses	(3,051)	(908)	(3,959)
Result from investments	(766)	—	(766)
Income tax expense	(8,965)	(17,335)	(26,300)
Net earnings (loss)	(29,147)	69,577	40,430

Net earnings allocated to:
Shareholders of the parent			7,149
Minority interest			33,282

Capital expenditures and purchase of intangible assets	24,015	48,777	72,792
Depreciation and amortization	17,295	39,622	56,918

Cash and cash equivalents	145,061	145,414	290,475
Pledged cash	—	20,000	20,000
Capitalized goodwill	11,648	40,239	51,888
Other intangible assets	9,049	4,866	13,915
Other identifiable assets	334,399	788,829	1,123,228
Total assets	500,157	999,348	1,499,506
Total debt	—	80,623	80,623
Headcount in full-time equivalents ¹	1,636	15,768	17,404

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

16 of 19

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (3/3)

	Full year 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)²	(unaudited)
Net sales to unaffiliated customers	451,992	160,286	612,277
Gross profit	176,160	38,390	214,550
Earnings from operations	44,704	(4,287)	40,418
Net interest expense	(1,649)	(312)	(1,961)
Accretion of interest	—	(10)	(10)
Foreign currency exchange gains (losses)	(9,005)	847	(8,158)
Result from investments	—	1,003,531	1,003,531
Income tax expense	(9,484)	(1,637)	(11,121)
Net earnings	24,565	998,133	1,022,699

Net earnings allocated to:
Shareholders of the parent			1,025,292
Minority interest			(2,593)

Capital expenditures and purchase of intangible assets	11,072	6,460	17,533
Depreciation and amortization	19,415	8,591	28,006

Cash and cash equivalents	312,437	—	312,437
Capitalized goodwill	11,421	—	11,421
Other intangible assets	5,637	—	5,637
Investments & Associates	278	943,676	943,954
Other identifiable assets	277,800	—	277,800
Total assets	607,573	943,676	1,551,249
Total debt	—	—	—
Headcount in full-time equivalents ¹	1,502	—	1,502

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.
(2) Operational results and cash flow numbers relate to the period January 1, 2013 - March 15, 2013.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

17 of 19

ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the fourth quarter of 2013.

18 of 19

ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, pensions and inventory obsolescence reserve.

The reconciliation between IFRS and US GAAP is as follows:
Net-earnings	Three months ended December 31,		Full year
EUR million, except per share	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)
US GAAP, net earnings allocated to common shares	(21.7)	(360.6)	7.1	1,025.3
Adjustments for IFRS
Reversal inventory write downs	0.2	(0.4)	0.3	—
Tax rate difference on eliminated intercompany profit	0.4	0.2	(0.7)	0.1
Pensions	(0.7)	—	(0.7)	—
Goodwill	—	—	—	9.5
Development expenses	0.2	(0.5)	8.7	0.8
Debt issuance fees	0.1	0.1	0.4	0.5
Total adjustments	0.3	(0.5)	8.0	10.9
IFRS	(21.4)	(361.1)	15.2	1,036.2
IFRS allocation of net earnings for common shares:
Continued operations	(18.8)	(332.4)	(19.7)	(342.5)
Discontinued operations 1)	(2.6)	(28.7)	34.9	1,378.7

1) Discontinued operations include the ASMI share in net earnings of ASMPT until March 15, 2013, net result on the sale of ASMI's 12% share and the remeasurement gain on the remaining ASMI share.

Net earnings per share, diluted:
Continued operations	€(0.32)	€(5.18)	€(0.35)	€(5.34)
Discontinued operations	€(0.04)	€(0.45)	€0.61	€21.49
Total operations	€(0.36)	€(5.63)	€0.27	€16.15

Shareholders' equity			December 31,
			2012	2013
EUR million			(unaudited)	(unaudited)
US GAAP			741.9	1,447.2
Adjustments for IFRS:
Goodwill			(10.5)	(0.9)
Debt issuance fees			(0.7)	(0.3)
Reversal inventory write downs			2.0	1.8
Development expenses			51.4	47.5
Tax rate difference on eliminated intercompany profit			—	0.2
Pension plans			1.6	0.3
Total adjustments			43.8	48.6
IFRS			785.7	1,495.8

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

19 of 19